United States securities and exchange commission logo





                          December 9, 2021

       Hong Zhida
       Chief Executive Officer
       Addentax Group Corp.
       Kingkey 100, Block A, Room 5403
       Luohu District, Shenzhen City, China 518000

                                                        Re: Addentax Group
Corp.
                                                            Amendment No. 14 to
Registration Statement on Form S-1
                                                            Filed November 23,
2021
                                                            File No. 333-230943

       Dear Mr. Zhida:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2021 letter.

       Amendment No. 14 to Registration Statement on Form S-1 Filed November 23, 2021

       Risk Factors
       "While the approval of the China Securities Regulatory Commission...", page 17

   1. We note your response to comment 5. Please amend your risk factor to include your clarifying statements.
 Hong Zhida
FirstName LastNameHong   Zhida
Addentax Group  Corp.
Comapany9,
December  NameAddentax
             2021        Group Corp.
December
Page 2    9, 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551 3442 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Lawrence Venick